Exhibit (a)(5)(iii)

Press release Stockholm, Sweden, May 25, 2023

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.

Sobi commences tender offer for all outstanding shares of common stock of CTI BioPharma Corp.

Swedish Orphan Biovitrum AB (publ) (Sobi®) (STO:SOBI) today announced that it has commenced a tender offer through its indirect wholly owned subsidiary Cleopatra Acquisition Corp. (Cleopatra) to purchase all outstanding shares of common stock of CTI BioPharma Corp. (CTI), at a price of USD 9.10 per share in cash. The tender offer is being made pursuant to the Agreement and Plan of Merger announced on May 10, 2023, by and among Sobi, CTI, and Cleopatra.

Sobi filed today with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO which sets forth in detail the terms of the tender offer. Additionally, CTI filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the unanimous recommendation of CTI’s board of directors for CTI stockholders to accept the tender offer and tender their shares.

Unless extended, the tender offer will expire at 12:00 midnight, Eastern Time, on June 24, 2023 (one minute after 11:59 p.m., Eastern Time, on June 23, 2023).

The closing of the tender offer will be subject to customary conditions, including the tender of shares which represent at least a majority of the total number of CTI’s outstanding shares of common stock and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. Sobi has received an irrevocable undertaking from certain entities affiliated with BVF Partners L.P. (BVF) to tender all of their shares of common stock, representing 6.7% of all outstanding shares of common stock. Upon the successful completion of the tender offer, Sobi would acquire any shares of CTI’s common stock not tendered through a second-step merger effected for the same consideration per share. The transaction is expected to close in Q3 2023.

The information agent for the tender offer is D.F. King & Co., Inc. (Information Agent). CTI stockholders who need additional copies of the Offer to Purchase, Letter of Transmittal or related materials or who have questions regarding the tender offer should contact the Information Agent toll free at +1 888 280-6942.

Computershare Trust Company, N.A. is acting as depositary agent for the tender offer.

Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	1 | 3

Press release Stockholm, Sweden, May 25, 2023

Important information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CTI’s common stock or any other securities. Sobi has filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described herein, including an offer to purchase, a letter of transmittal and related documents, and CTI has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding such tender offer. CTI’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that CTI’s stockholders should consider prior to making any decisions with respect to such tender offer. Stockholders of CTI will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to the Information Agent at ctic@dfking.com .

Forward-looking statements

This press release may contain forward-looking statements by Sobi that involve risks and uncertainties and reflect Sobi’s judgment as of the date of this press release. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding: the timing of the anticipated acquisition and when and whether the anticipated acquisition ultimately will close; the potential contributions the acquisition is expected to bring to Sobi; and the expected impact on Sobi’s future financial and operating results. Actual events or results may differ from Sobi’s expectations due to risks and uncertainties inherent in Sobi’s business, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Sobi may not receive sufficient number of shares tendered from CTI’s stockholders to complete the tender offer; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Sobi, Purchaser or CTI to consummate the transaction; risks that the proposed transaction disrupts the current plans and operations of Sobi or CTI; the ability of CTI to retain key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; Sobi’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating CTI with its existing businesses; legislative, regulatory and economic developments; and other risks described in Sobi’s prior press releases. These forward-looking statements are made only as of the date hereof and Sobi disclaims any intent or obligation to update these forward-looking statements after the date hereof, except as required by law.

About CTI

CTI is a commercial biopharmaceutical company focused on the development and commercialization of novel targeted therapies for blood-related cancers that offer a unique benefit to patients and their healthcare providers. CTI has one FDA-approved product, VONJO® (pacritinib), a JAK2, ACVR1, and IRAK1

Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	2 | 3

Press release Stockholm, Sweden May 25, 2023

inhibitor, that spares JAK1. CTI is based in Seattle, USA, and has approximately 144 employees. In 2022, CTIs revenue amounted to USD 53.9 million. For more information, please visit www.ctibiopharma.com.

Sobi

Sobi® is a specialised international biopharmaceutical company transforming the lives of people with rare and debilitating diseases. Providing reliable access to innovative medicines in the areas of haematology, immunology and specialty care, Sobi has approximately 1,600 employees across Europe, North America, the Middle East, Asia and Australia. In 2022, revenue amounted to SEK 18.8 billion. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. More about Sobi at sobi.com, LinkedIn and YouTube.

Contacts

For details on how to contact the Sobi Investor Relations Team, please click here. For Sobi Media contacts, click here.

Information Agent for the Offer

D.F. King & Co., Inc.

+1 888 280 6942

Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	3 | 3